UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 000-14798

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN WOODMARK CORPORATION
INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

American Woodmark Corporation

3102 Shawnee Drive

Winchester, VA 22601

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee

American Woodmark Corporation:

We have audited the accompanying statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, as of December 31, 2007 and 2006, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2007 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2007 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Roanoke, Virginia

June 25, 2008

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value (notes 3 and 4):
Interest-bearing cash	$120,182	$104,263
Mutual funds	50,836,475	45,455,756
American Woodmark Corporation Stock Fund:
Interest-bearing cash	434,579	—
Common Stock - American Woodmark Corporation	18,640,136	—
Common Stock - American Woodmark Corporation	—	45,464,669
Participant loans	2,839,027	2,578,443

Total investments at fair value	72,870,399	93,603,131

Receivables:
Employer’s contributions	376,549	366,637
Participants’ contributions	105,874	80,611
Interest receivable	70,520	40,456

Total receivables	552,943	487,704

Total assets	73,423,342	94,090,835

Liabilities:
Excess contributions payable	159,847	176,202
Due to broker	46,317	1,066

Total liabilities	206,164	177,268

Net assets available for benefits	$73,217,178	$93,913,567

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions (reductions) to net assets attributed to:
Investment income (notes 3 and 4):
Net appreciation (depreciation) in fair value of investments	$(21,603,986)	$22,084,510
Interest and dividends	1,370,888	1,010,381
Interest on participant loans	227,862	177,339

Total investment income (loss)	(20,005,236)	23,272,230

Contributions:
Participants’ contributions	5,089,758	5,145,500
Rollovers	543,165	642,505
Employer’s contributions	1,787,851	2,589,528

Total contributions	7,420,774	8,377,533

Total additions (reductions)	(12,584,462)	31,649,763

Deductions from net assets attributed to:
Benefits paid to participants	(7,887,212)	(6,501,391)
Administrative expenses	(224,715)	(229,527)

Total deductions	(8,111,927)	(6,730,918)

Net increase (decrease) in net assets available for benefits	(20,696,389)	24,918,845
Net assets available for benefits at beginning of year	93,913,567	68,994,722

Net assets available for benefits at end of year	$73,217,178	$93,913,567

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)       Description of the Plan

The following description of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Copies of this document are available from the American Woodmark Corporation Treasury Department.

      (a)             General

The Plan is a defined contribution plan that covers all hourly and salaried employees of American Woodmark Corporation (the Corporation) upon meeting certain eligibility requirements. Eligible participants include all employees participating in the Plan prior to January 1, 2002, and employees who after December 31, 2001 have reached the age of 18 and are employed at the end of six consecutive months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

      (b)             Contributions

The Plan allows participants to contribute up to 50% (at the discretion of the Corporation) of their annual compensation, excluding bonuses and other forms of extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2007 and 2006 was $5,000. Participants may elect to invest their contributions in the available investment options as authorized by the Plan committee. The accounts of participants who do not make an investment election are automatically invested in fixed income securities.

The Corporation makes matching contributions equal to 50% of each participant’s salary reduction contribution (up to the first 4% of the participant’s annual compensation). All contributions made by the Corporation are made in the Corporation’s common stock.

Each year, the Corporation also makes incentive contributions to each participant in the Plan equal to 3% of the Corporation’s quarterly net earnings divided by the number of eligible Plan participants. These contributions may be made in the form of the Corporation’s common stock or cash. Contributions made in 2007 and 2006 were in the Corporation’s common stock. Additional incentive contributions may be made at the option of the Corporation’s board of directors.

      (c)             Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s incentive contributions and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately (based upon account balances) to each participant’s account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Corporation contributions.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

      (d)             Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest at 25% per year in the Corporation’s contribution portion of their accounts plus actual earnings thereon beginning at the conclusion of their second year of service. A participant is 100% vested after five years of service. Each participant will always have a fully vested interest in their prior plan account and any rollover accounts.

      (e)             Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $500 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%. Loans must be repaid over a period not to exceed five years.

      (f)             Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of their account.

      (g)             Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan. In the event of termination of the Plan or discontinuance of contributions to the Plan, participants would become fully vested in their account balances.

      (h)             Investment Options

Prior to January 1, 2007, participants could direct their individual contributions into any of the investment options except the Corporation’s common stock. Effective January 1, 2007, participants in the Plan may direct their individual contributions into any of the investment options. The Plan provides that the Corporation’s matching and profit sharing contributions are automatically invested in the Corporation’s common stock which is held by the American Woodmark Corporation Stock Fund (the Stock Fund). Effective January 1, 2007, the Plan was amended to allow participants with at least three years of service to diversify their prior matching and profit sharing contributions out of the Stock Fund over a three-year period: 33% in 2007, 66% in 2008 and 100% in 2009. Effective March 31, 2007, the plan committee removed the service criteria. Additionally, all participants are able to diversify 100% of matching and profit sharing contributions subsequent to January 1, 2007 out of the stock fund.

The Plan also provides that during the six-year period beginning with the Plan year in which the participant attains the age of 55 and completes 10 years of participation in the Plan, the participant may direct 100% of the invested matching and profit sharing contributions provided the participant’s Stock Fund is greater than $500.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

      (i)             Administrative Expenses

The Plan sponsor pays for all recordkeeping services, the trustee and custodial fees for the Corporation’s common stock, and the trustee fee for preparing loan or distribution checks. All other expenses are paid by the Plan.

      (j)             Recent Accounting Pronouncements

In September 2007, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and, in certain cases, requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the impact SFAS 157 will have on the financial statements.

(2)       Summary of Significant Accounting Policies

      (a)             Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

       (b)            Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of the mutual funds is based on quoted market values on the last business day of the plan year. The fair value of American Woodmark Corporation common stock is based on the average of the quoted bid and asked prices on the last business day of the Plan year. Interest-bearing cash balances are valued based on redemption values on the last business day of the plan year. Participant loans are carried at their unpaid principal balance, which approximates their fair value.

Beginning January 1, 2007, the Plan created the American Woodmark Corporation Stock Fund. The Stock Fund consists primarily of the Plan’s investment in the Corporation’s common stock and interest-bearing cash. Upon creation of the Stock Fund, the Plan converted participants’ current ownership in the Corporation’s common stock to units of the Stock Fund.

In accordance with the policy of stating investments at fair value, the amount reflected as the net appreciation (depreciation) in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

      (c)            Benefit Payments

Benefit payments are recorded upon distribution.

      (d)             Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(3)       Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	2007	2006
Fair value determined by quoted market price:
American Woodmark Corporation Common Stock	18,640,136	45,464,669
Consulting Group Large Cap Value Equity Fund	9,147,248	9,439,695
Consulting Group Large Cap Growth Fund	8,508,345	7,641,859
Consulting Group Small Cap Growth Fund	5,249,516	5,026,370
Consulting Group International Equity Fund	4,877,481	4,591,862
Consulting Group Core Fixed Income Investments Fund	5,839,646	5,432,815
Consulting Group Government Money Market Fund	3,858,717	3,456,686

During the years ended December 31, 2007 and 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value by ($21,603,986) and $22,084,510, respectively, as follows:

	2007	2006
Fair value determined by quoted market price:
American Woodmark Corporation Common Stock	$(23,480,762)	$18,051,978
Mutual Funds	1,876,776	4,032,532

	$(21,603,986)	$22,084,510

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)       Nonparticipant-Directed Investments

Nonparticipant-directed investments are as follows:

	December 31,	December 31,
	2007	2006
Investments at fair value:
American Woodmark Corporation Common Stock	$9,139,289	$45,464,669

As it is impractical to specifically identify changes in the Stock Fund between nonparticipant-directed and participant-directed during 2007 (see note 1(h)), the Plan has reflected below the components of changes in net assets related to nonparticipant and participant-directed investments in the Stock Fund for the year ended December 31, 2007. The changes in net assets for the year ended December 31, 2006 relate to nonparticipant-directed investments.

	December 31,	December 31,
	2007	2006
Change in net assets:
Employer contributions, net of forfeitures	$1,787,851	$2,589,528
Net appreciation (depreciation) in fair value	(23,480,762)	18,051,978
Dividends	304,684	195,016
Withdrawals and transfers by participants	(5,001,727)	(2,429,122)

	$(26,389,954)	$18,407,400

At December 31, 2007 and 2006, the balance of forfeited nonvested accounts in non-participant-directed investments was $25,093 and $17,953, respectively. This balance will be used to reduce future employer contributions. In 2007 and 2006, employer contributions were reduced by $250,293 and $179,904, respectively, from forfeited nonvested accounts.

(5)       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$73,217,178	$93,913,567
Less amounts allocated to withdrawing participants	(927,114)	(1,611,984)
Less benefit payments processed by recordkeeper but not paid by trustee	(1,215)	(39,827)

Net assets available for benefits per the Form 5500	$72,288,849	$92,261,756

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2007 and 2006

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006

Benefits paid to participants per the financial statements	$7,887,212	$6,501,391
Plus amounts allocated on Form 5500 to withdrawing participants at end of the year	928,329	1,651,811
Less amounts allocated on Form 5500 to withdrawing participants at the beginning of the year	(1,651,811)	(1,204,473)

Benefits paid to participants per the Form 5500	$7,163,730	$6,948,729

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

(6)       Related-Party Transactions

Certain plan assets are invested in common stock of the Corporation. Transactions involving these investments are considered to be party-in-interest transactions. During 2007 and 2006, the Plan received $304,684 and $195,016, respectively, in dividends from the Corporation.

Certain administrative services are provided by the Corporation without cost to the Plan; the remainder of the administrative expenses is paid by the Plan.

(7)       Federal Income Taxes

Effective November 15, 2007, the Plan Committee amended and restated the Plan to a prototype plan maintained by the Newport Group. The prototype plan is qualified under the Internal Revenue Code (the Code) sections 401 and 501. The plan administrator believes the Plan is being operated in accordance with the prototype plan document and in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax exempt.

AMERICAN WOODMARK CORPORATION

INVESTMENT SAVINGS STOCK OWNERSHIP PLAN

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2007

	Number of shares,
	principal amounts,		Current
Identity of issuer, borrower, lessor, or similar party	or units	Cost**	value
SEI Prime Obligation Cash Fund cash	(Rates of interest ranging from 4.27% to 4.95%)		$554,761
Mutual funds:
Allianz CCM Mid Cap Fund	8,584		244,052
Allianz OCC Renaissance	20,293		379,691
Allianz OCC Value Fund	53,121		742,104
Amcap Fund	48,324		976,147
American Bond Fund of America	63,079		823,809
American Cash Management Trust of America	613,686		613,686
American Europacific Growth Fund	24,947		1,269,030
American Smallcap World Fund	26,651		1,093,238
American Mutual Fund	26,625		753,218
Consulting Group Government Money Market Fund	3,858,717		3,858,717
Consulting Group International Equity Fund	332,707		4,877,481
Consulting Group Large Cap Growth Fund	530,115		8,508,345
Consulting Group Large Cap Value Equity Fund	815,990		9,147,248
Consulting Group Core Fixed Income Investments Fund	707,836		5,839,646
Consulting Group Small Cap Growth Fund	281,475		5,249,516
Consulting Group Small Cap Value Fund	68,141		720,255
Dreyfus Appreciation Fund	7,563		338,078
Dreyfus Midcap Index Fund	31,440		891,332
Fidelity Advisor International Capital Appreciation Fund	18,808		260,297
Franklin Dynatech Fund	6,127		197,840
Franklin Equity Income Fund	20,123		395,819
Franklin Strategic Series - Flex Cap Growth Fund	3,833		185,805
Franklin Growth Fund	6,481		288,220
Franklin Small Cap Value Fund	11,408		474,363
Franklin Templeton Growth Fund	19,884		321,531
Franklin Total Return Fund	23,459		232,947
Janus Fundamental Equity Fund	14,801		392,235
Janus Growth & Income Fund	17,196		627,318
Pimco Real Return Fund	53,262		583,749
Templeton Foreign Smaller Companies Fund	27,858		550,758
Total			50,836,475
*American Woodmark Corporation Common Stock	1,025,310	$11,801,928	18,640,136
*Participant loans	(Rates of interest ranging from 6.00% to 10.25%)		2,839,027
Total investments			$72,870,399

* Party-in-interest.
** Historical cost not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Investment Savings Stock Ownership Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION Investment Savings Stock Ownership Plan

/s/ Glenn Eanes
Glenn Eanes
Vice President and Treasurer
Chairman of Pension Committee
Date: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of KPMG LLP (Filed herewith)